DATED: December 14, 2017

FIRST AMENDED SCHEDULE A

TO THE AMENDED and RESTATED

INVESTMENT ADVISORY AGREEMENT

BETWEEN ADVISERS INVESTMENT TRUST

AND

INDEPENDENT FRANCHISE PARTNERS, LLP

Name of Fund	Compensation

Independent Franchise Partners US Equity Fund	Annual rate, based on the average daily net asset value of the Fund, as described below in the section titled “Management Fees”.

Management Fees

In consideration of its investment management services, the Investment Adviser will be paid a quarterly fee which will be calculated as set out below (the “Management Fee”).

1.	The Management Fee will be calculated and paid by the financial administrator after each month-end period. The Management Fee will be based on the average daily net assets of the Fund, as determined by the Fund Accountant during the month. The Fee shall be pro-rated on a daily basis when the Fund is under the management of the Investment Adviser for a portion of any month.

2.	The Management Fee will be calculated at a rate of 88bps per annum with a discount applied by the Investment Adviser as determined by the total value of the assets under management of the Investment Adviser and any associate as calculated at the beginning of each calendar quarter by the administrator of the Investment Adviser (“AUM”) and at the rates set out below. The scale discount applies to combined total assets above US$1 billion and will steadily reduce the effective overall annual fee from 88bps to 68bps when combined total assets reach US$5 billion.

AIT – Independent Franchise Partners	Page 1

The operation of the discount on the standard 88bps fee is illustrated in the table below.

Combined Global/ US Franchise Asset Ranges	Scale Discount for Assets in each Range	Net Fee for Assets in each Range after Discount	Effective Overall Annual Fee (*)
First US$1 billion	—	88bps	88bps
US$1 – 2 billion	10bps	78bps	at US$2bn - 83bps
US$2 – 3 billion	20bps	68bps	at US$3bn - 78bps
US$3 – 4 billion	30bps	58bps	at US$4bn - 73bps
US$4 – 5 billion	40bps	48bps	at US$5bn - 68bps
Above US$5 billion	—	—	68bps

(*)	For purposes of calculating the discount, total assets and the corresponding effective annual fee to be applied throughout each quarter are calculated at the start of the quarter

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below.

Advisers Investment Trust

By:	/s/ Barbara J. Nelligan
Name:	Barbara J. Nelligan
Title:	President

Independent Franchise Partners, LLP

By:	/s/ Karim Ladha
Name:	Karim Ladha
Title:	Member

2nd signatory Independent Franchise Partners, LLP

By:	/s/ Jayson Vowles
Name:	Jayson Vowles
Title:	Member

AIT – Independent Franchise Partners	Page 2